[Jones & Keller, P.C. letterhead]

ZSOLT K. BESSKÓ	zbessko@joneskeller.com
Attorney at Law

August 22, 2011

Via EDGAR

Matt S. McNair

Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Re:                             Guaranty Bancorp

Preliminary Proxy Statement on Schedule 14A

Filed August 11, 2011

File No. 000-51556

Dear Mr. McNair:

This letter is submitted on behalf of our client, Guaranty Bancorp (the “Company”), in response to the written comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 19, 2011 (the “Comment Letter”)  relating to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”).  For the Staff’s convenience, we have set forth below the Staff’s comments in bolded text, followed by the Company’s response. The Company is filing Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) on the date hereof.  In order to facilitate the Staff’s review, the Company has also provided, on a supplemental basis, a marked version of Amendment No. 1 to show changes to the Proxy Statement.  Capitalized terms used in this letter but not otherwise defined herein shall have the meanings given to such terms in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Proposal 1: Preferred Stock Transaction, page 10

1.                                      We note that Proposal 1 is seeking shareholder approval of the issuance of approximately 51,902,000 shares of common stock in connection with the accelerated mandatory conversion of the preferred stock and the issuance of voting common stock upon conversion of any non-voting common stock issued in the

Transaction.  Please revise your proxy statement and for of proxy to unbundle these items into separate proposal.

The Company has not unbundled Proposal 1 of the Proxy Statement because the “approximately 51,902,000 shares” number already includes all possible shares of common stock that could be issued in connection with the Transaction, including any shares of non-voting common stock that may be issued.  In other words, the Company does not expect to have any additional issuances of common stock, whether voting common stock or non-voting common stock, beyond the 51,902,000 shares in connection with the Transaction.  In addition, the Company is of the view that any subsequent issuance of voting common stock upon conversion of any non-voting common stock issued in the Transaction is not material.

In order to clarify Proposal 1, the Company has revised the relevant disclosure throughout Amendment No. 1 and in the form of proxy to remove the phrase “and the related issuance of our voting common stock upon conversion of any such non-voting common stock”.  The Company notes that Proposal 1 already states that the “issuance of approximately 51,902,000 shares of common stock” is modified by the parenthetical “(part of which may include shares of our non-voting common stock)” and the possibility of the issuance of the non-voting common stock is appropriately disclosed on page 22 of the Proxy Statement and other sections of the Proxy Statement.

Effects of the Transaction on the Company’s capital structure …, page 14

2.                                      Please revise to quantify the near-term dilution to the common stockholders expected to result from the Special PIK Dividend.  Also revise to disclose the ownership percentage of the current common stockholders assuming that the Transaction is consummated.

The Company has included the relevant disclosure on page 14 of Amendment No. 1 in response to the Staff’s comment.

Tax Consequences to the Company, page 23

3.                                      Please revise to briefly discuss how you concluded that the Transaction will not result in an “ownership change” under Section 382 of the Internal Revenue Code of 1986.

The Company has included the relevant disclosure on page 23 of Amendment No. 1 in response to the Staff’s comment.

Proposal 2: Amended and Restated Certificate of Designations …, page 27

4.                                      We note that Proposal 2 is seeking shareholder approval to amend the Certificate of Designations for Series A Convertible Preferred Stock to authorize a special payment-in-kind of an aggregate of approximately 7,300 shares of preferred stock and to accelerate the mandatory conversion of the preferred stock at a conversion price of $1.50 per share.  Please revise your proxy statement and form of proxy to unbundle these items into separate proposals.  Refer to Rule 14a-4(a)(3) of Regulation 14A.

The Company has revised the relevant disclosure throughout Amendment No. 1 in response to the Staff’s comment.

*     *     *

As requested in the Staff’s Comment Letter, this letter confirms on behalf of the Company that the Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff needs any additional information or has any further questions, please do not hesitate to contact the undersigned at 303-376-8422.

Very truly yours,

/s/ Zsolt K. Besskó
Zsolt K. Besskó

cc:                                Paul W. Taylor, CEO & President

Christopher G. Treece, EVP, CFO & Secretary

Guaranty Bancorp